                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For March 24, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F |X|       Form 40-F |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                           No |X|

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to update its shareholders on activities at the Firefly Project in Utah.
Northwestern has an option to acquire a 100% interest in the Firefly Project from its owner.

Further to the company's press release dated February 7, 2006, Northwestern is still awaiting the completion of the U.S. Bureau of Land Management's (BLM)
Environmental Impact Study with respect to nine inactive uranium mines within the La Sal Creek mineralized district of Utah, which includes the past-producing
Gray Daun and Firefly mines (the "Firefly Project"). The BLM has not given any specific date for the completion of its study, but it is anticipated that the study may be completed in late March to early April 2006.

In connection with this matter, Northwestern retained the independent firm of
Gochnour & Associates Inc. (G&A) to provide it with a summary report based upon initial information that the BLM has made available. The G&A summary report indicates that water and sediment containing radioactive materials and other contaminants are emerging from the portal and base of a waste rock dump and entering La Sal Creek, and as such these emissions may present a potential hazard to downstream water users.

It is not known whether the BLM study will require the owner to undertake any remediation with respect to the Firefly and Gray Daun mines. Once the BLM study is released, Northwestern will evaluate its contents and determine whether or not it will proceed with its option interest in the Firefly Project and complete the state and federal permitting process required to bring the mines back into production.

Once the BLM study is available to the company, Northwestern will provide further updates."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                                 ------------------------------
                                                 Kabir Ahmed
                                                 Chief Executive Officer

Date: March 24, 2006